

SOLVAY

SECRETARIAT GENERAL / COMMUNICATION COMPETENCE CENTRE

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)



Brussels, May 11, 2010 **SUPPL**

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer
Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

REGULATED INFORMATION

Brussels, Monday 10 May 2010, 5.40 pm (cet):

In the context of the treasury share investment program announced on February 16, 2010, Solvay S.A. executed the following purchase transactions of Solvay's shares on NYSE Euronext Brussels in the period from 03 May 2010 to 7 May 2010 inclusive:

Purchase date	Number of shares	Total amount (EUR)	Average price (EUR)
5 May 2010	17,390	1,215,909	69.920
6 May 2010	15,983	1,117,547	69.921
7 May 2010	55,000	3,783,945	68.799

All press releases related to the treasury share investment program are published in the Share Information section on www.solvay-investors.com.

On 7 May 2010, the investment in Solvay's shares since the launch of the program totaled 143,203 shares.

For further information please contact:

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
T. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com


SOLVAY

82-2631

Press Release

SOLVAY

Embargo: 5 May 2010, 8:00 am, Brussels time

SOLVAY COMMISSIONS NEW SODIUM BICARBONATE PLANT IN USA TO SERVE GROWING DEMAND FOR FLUE GAS CLEANING

Process reclaims and transforms manufacturing waste into new Select S300 sodium bicarbonate for use in pollution control solutions in the USA

Solvay announces today that its American affiliate Solvay Chemicals, Inc. has commissioned and brought online one of the world's only dedicated manufacturing facilities that reclaims and transforms sodium carbonate waste streams from processed trona into a marketable grade of sodium bicarbonate. The new product, SOLVAir® Select 300, is ideally suited for flue gas emission control applications in the USA. The new installation has an annual capacity of 125,000 tons and required investment of 26 million USD.

The manufacturing process delivers a two-for-one environmental benefit by reclaiming wastes that would otherwise be shipped to a detention pond, and also by creating product that directly helps coal-fired power plants reduce SO_2 and other acid gas emissions. The unique process remanufactures the waste stream, transforming it into a sodium bicarbonate product with performance characteristics that are well suited for desulfurization applications.

"Today represents more than five years of hard work and collaboration across two continents between a talented group of Solvay engineering and manufacturing professionals," commented Christine Tahon, General Manager of Solvay's Strategic Business Unit Soda Ash. "We achieved an environmental and technical milestone within our industry and underscored Solvay's commitment to being at the forefront of sustainable Chemistry." "With ever tightening emission control standards in the USA, our power generation customers are seeking new and cost-effective solutions for their operations," adds Mike Wood, SOLVAir Products Senior Business Manager.

Solvay offers a wide range of solutions for flue gas cleaning; encompassing SOLVAir products which are produced from sodium carbonate containing mineral trona in the USA and the Neutrec® products range for meeting the emission standards in the European Union.

SOLVAY is an international industrial Group active in Chemistry. It offers a broad range of products and solutions that contribute to improving quality of life. The Group is headquartered in Brussels and employs about 19,000 people in 50 countries. In 2009, its consolidated sales amounted to EUR 8.5 billion. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com



SOLVAY

82-2691

SOLVAY

Press Release

Embargo: April 28, 2010 at 8:00 a.m. (Brussels time)

SOLVAY REDUCES GREENHOUSE GAS EMISSIONS AT ITS BERNBURG PLANT

Powering partly with secondary fuels also decreases energy costs

Solvay announces today that the construction of the Refuse Derived Fuel (RDF) cogeneration plant at its industrial site in Bernburg, Germany, has been completed by the Tönsmeier Group and that the plant is now supplying energy for the production of sodium carbonate and hydrogen peroxide in a test run. The new RDF cogeneration plant, which generates both electricity and steam, reinforces the competitive position of the site and reduces greenhouse gas emissions by 63% (350,000 tons) per year. The plant is built and operated by Energie Anlage Bernburg GmbH.

The RDF plant valorizes recovered materials that comprise a non-recyclable, selected and controlled mixture of used plastics and wood from furniture and buildings, textiles, paper and cardboard. Using these materials avoids greenhouse gas emissions in two ways: firstly, they could otherwise have ended up in a landfill where they would partly undergo fermentation causing release of methane, a powerful greenhouse gas, and secondly, by replacing fossil fuels like gas or coal.

The new cogeneration plant is based on innovative technology and consequently combines the most stringent energy efficiency and environmental performances. The new plant utilizes the sodium-bicarbonate based Neutrec® technology, developed by Solvay, for the cleaning of the plant's gaseous emissions. A similar RDF project for the soda ash and PVC plant in Rheinberg, Germany is under study.

"This cogeneration fuelled by the non-recyclable high-energy part of used materials is exemplary of Solvay's long-standing strategy of sustainable development. A first axis is to reduce greenhouse gas emissions in our plants by improving energy-efficiency and developing renewable energy solutions. A second is to secure our key supplies of energy with our own assets or by long-term industrial partnerships such as in Bernburg with the Tönsmeier Group", says Jean-Michel Mesland, General Manager for Technology, Research and, Purchasing of Solvay.

Solvay's industrial site in Bernburg started production in 1883. Solvay produces soda ash, sodium bicarbonate and hydrogen peroxide on the site.

Energie Anlage Bernburg GmbH is a joint venture of Tönsmeier Group and Solvay, in which Solvay is minority shareholder.

Tönsmeier Group assures professional and state-of-the-art waste disposal services and offers its customers a complete range of modern waste disposal services. The company has 2,900 employees and a fleet of over more than 900 specialist vehicles.

SOLVAY is an international industrial Group active in Chemistry. It offers a broad range of products and solutions that contribute to improving quality of life. The Group is headquartered in Brussels and employs about 19,000 people in 50 countries. In 2009, its consolidated sales amounted to EUR 8.5 billion. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar



SOLVAY

Press Release

82-2691 SOLVAY

Brussels, for immediate release

SOLAR IMPULSE'S MAIDEN FLIGHT WAS MADE POSSIBLE BY SOLVAY'S INNOVATIVE MATERIALS AND KNOWHOW

As Solar Impulse's first main partner, Solvay is proud to announce that Solar Impulse's prototype airplane has performed its first flight in Switzerland. It is the first time in history a manned and exclusively solar-powered airplane is able to fly over one hour. This is a new breakthrough towards the first non-stop 36 hours flight exclusively on solar power, planned later this year.

Besides being the first main partner of this exciting project, Solvay is also aboard the Solar Impulse with 11 products, contributing to 25 different applications and more than 6,000 parts, mainly in the 3 main applications of energy system, structure and weight reduction.

Solvay's specialty polymers were instrumental in improving the energy system of the plane. Solef® and F1EC by realizing energy savings and increasing energy density of the Lithium ion batteries and Halar® as ultra-resistant protection film for the ultra thin photovoltaic cells. Solvay high-performance polymers such as Torlon® PAI, KetaSpire® PEEK or PrimoSpire® SRP are used in various applications and devices such as ball bearings, bolts and screws, washers, shafts, hinges, spacers and other mechanical pieces.

PVC produced by Solvay's affiliate SolVin is equally used in the moveable and inflatable Solar Impulse shelter which is designed to cover and protect the prototype airplane on the ground. This polymer makes the water ballast tanks, which keep the lightweight hangar firmly fixed on the ground, watertight.

Solvay also supplied testing services, consultation and performed the non-linear stress simulations of the polymer assemblies. The results of these simulations were later validated during the stress test of the assemblies.

"This is a historical achievement. This successful flight demonstrates that Solvay's innovative materials and solutions play an essential role in technological and human progress. My congratulations to the Solar Impulse and Solvay teams that helped bring this remarkable accomplishment to life", says Christian Jourquin, Solvay's Chief Executive Officer.

SOLVAY is an international industrial Group active in Chemistry. It offers a broad range of products and solutions that contribute to improving quality of life. The Group is headquartered in Brussels and employs about 19,000 people in 50 countries. In 2009, its consolidated sales amounted to EUR 8.5 billion. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar



SOLVAY

82-2691

Press Release

SOLVAY

Embargo: March 31, 2010 at 8:00 a.m. (Brussels time)

SOLVAY SOLEXIS FOCUSES R&D ON LOW CARBON ENERGY SOURCES AND FRESH WATER FOR HUMAN CONSUMPTION

Solvay reinvests on average 6% of Specialty Polymers sales in R&D

Solvay announces today that its specialty polymers affiliate Solvay Solexis is going to focus a substantial part of its Research & Development efforts on two critical themes for the global challenges facing this planet: developing energy sources with low carbon intensity and fulfill the increasing need for fresh water for human consumption. This decision reinforces the global position of Solvay's Strategic Business Unit Specialty Polymers as a developer of innovative solutions for high-performance applications, combining very strong mechanical properties and very high temperature resistance and products with outstanding chemical inertness, high purity and dielectric qualities.

This Strategic Business Unit realized sales of 805 million EUR in 2009 (2008: 998 million EUR). On average Solvay reinvests about 6% of its specialty polymers sales in R&D. Specialty Polymers' R&D budget was maintained in 2009 despite the unfavorable economic circumstances.

The overall R&D effort of Solvay Solexis in the area of energy and water will amount to a sizeable part of its total R&D budget, while the projected sales growth for these applications are likely to deliver a significant part of Solvay Solexis' total sales growth in the coming 5 years, estimated over 100 million EUR. In the latest United Nations World Water Development Report (March 2009) fresh water demand is estimated to grow by about 64 billion cubic meters every year due to world population growth. For the same reason global energy demand is set to increase substantially, while the need to mitigate climate change will drive an even stronger demand for low carbon energy sources.

A new dedicated R&D group will consolidate the expertise acquired about these fast moving applications and expand it. It will also create synergy between the current different technology platforms as to enhance the existing products and expand its offering, and will leverage on the research, development & technology centers that Solvay is creating in Asia to boost its development with regional technology leaders. More information about the existing products and their applications is available on the next page in the notes to the editors.

"Achieving sustainable development harbors formidable opportunities, not only in business terms but also as a strong motivator for all our stakeholders. We strongly believe that we have a formidable range of fluoromaterial solutions to help the industry in these areas and that the excellence of our R&D teams will expand the value we can bring to our partners further down in the value chain", comments Pierre Joris, Managing Director of Solvay Solexis. "By developing and innovating its unique selection of high-performance specialty polymers for the growing basic human needs, Solvay is delivering solutions to its customers to help them taking on the global challenges", adds Augusto Di Donfrancesco, General Manager of Solvay's Strategic Business Unit Specialty Polymers.

SOLVAY is an international industrial Group active in Chemistry. It offers a broad range of products and solutions that contribute to improving quality of life. The Group is headquartered in Brussels and employs about 19,000 people in 50 countries. In 2009, its consolidated sales amounted to EUR 8.5 billion. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com.

For further information please contact:

ERIK DE LEYE
Corporate Press Officer
SOLVAY S.A.
Tel: +32 2 509 7230
erik.deleye@solvay.com
www.solvaypress.com

PATRICK VERELST
Head of Investor Relations
SOLVAY S.A.
Tel. +32 2 509 7243
patrick.verelst@solvay.com
www.solvay-investors.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar


SOLVAY

NOTES TO THE EDITORS

Solvay's Strategic Business Unit Specialty Polymers offers today one of the broadest selections of unique high-performance polymers. This selection contains among others polymers combining very strong mechanical properties and very high temperature resistance and products with outstanding chemical inertness, high purity and dielectric qualities. These plastics open the way to numerous applications to replace traditional materials for highly demanding applications. Among their main outlets are critical applications in aircraft and aerospace, oil & gas extraction, automotive applications, membranes for water purification and proton exchange membranes, battery binders and also dental and surgical objects, implantable medical devices, membranes for medical applications, colostomy bags, catheters and pouches or blister packaging for pharmaceuticals.
Its strategy is based on creating and capturing growth in high-performance polymers, innovation and globalization and selective capacity extensions. In all, more than 1000 innovative projects are currently underway and more than 200 patents were filed in the last five years.

Water treatment
Solvay's Strategic Business Unit Specialty Polymers produces among others materials used to fabricate water filtration membranes used in water purification plants. The filter membranes allow the passage of water, but prevent the passage of harmful bacteria and pathogens. These materials can be used to produce fresh water for human consumption from surface, ground, brackish and salty waters. In the latest United Nations World Water Development Report (March 2009) fresh water demand is estimated to grow by about 64 billion cubic meters every year due to world population growth.
Among the products and applications already used in microporous membranes for water treatment are Solef® PVDF (polyvinylidene fluoride), Halar® ECTFE (Ethylene/chlorotrifluoroethyle copolymer), Udel® PSU (polysulfone) and Veradel® PESU (polyethersulfone).

Energy
Solvay's Strategic Business Unit Specialty Polymers also has a large selection of products for energy applications. These products are helping to increase energy-efficiency or decrease its carbon intensity and this way help to decrease the ecological footprint of human activity. Due to the increase of the global population and the need to limit greenhouse gas emissions in order to mitigate climate change, global demand for low carbon energy sources and applications is set to increase substantially.
An example in the field of promising new energy technology applications are Proton Exchange Membrane (PEM) Fuel Cells which can achieve better performance by using Aquivion™ PFSA (perfluoro sulfonic acid polymer) membranes. Hydrogen-powered PEM Fuel Cells produce clean electric power with a higher efficiency than combustion engines. Solvay has recently announced it will build one of the largest PEM Fuel Cells in the world on the SolVin site near Antwerp, Belgium. This installation with an electric power capacity of up to 1.7 MW will demonstrate the robustness of Solvay's innovative specialty polymers in the harsh conditions inside a PEM Fuel Cell.
Another example are Lithium-Ion batteries in which the newest grades of Solef® PVDF (polyvinylidene fluoride) used as binder increase the energy density by up to 40%, decreasing cost and weight. Decreasing cost and increasing energy efficiency of the Lithium-ion batteries makes more mobile and automotive applications possible.
A third example is Halar® ECTFE (Ethylene/chlorotrifluoroethylene copolymer) which can be applied as ultra-resistant protection film on the front-sheets of photovoltaic cells. This solution is used to protect the ultrathin photovoltaic cells on the solar-powered airplane Solar Impulse. Solef®/Hylar® PVDF and Halar® ECTFE have also been specified widely for the back-sheets of solar PV panels.

Solvay's Strategic Business Unit Specialty Polymers encompasses three companies, Solvay Solexis, Solvay Advanced Polymers and Solvay Padanaplast and the PVDC business of Vinyls producer SolVin. Solvay Solexis is a major provider of high-end fluorinated material solutions. Solvay Advanced Polymers produces high-performance and ultra-performance plastics. Padanaplast is a world leader in crosslinking and flame retardant compounds in selected and sustainable markets. These companies are fully-owned subsidiaries of the Solvay group. SolVin is a joint venture of Solvay (75%) and BASF (25%) and is a leader on the PVDC market worldwide and on the Vinyls market in Europe. Visit Solvay Solexis, Solvay Advanced Polymers, Solvay Padanaplast and the PVDC website for more information.


SOLVAY

82-2691

Press Release

SOLVAY

EMBARGO: Brussels, May 11, 2010 at 1:00 PM
REGULATED INFORMATION

RECEIVED

Operating result from the chemicals and plastics activities (EUR 115 million) significantly higher compared to both the first quarter of 2009 (EUR 64 million) and the fourth quarter of 2009 (EUR 89 million)

- ✓ Closing of the **sale of the pharmaceuticals activities** to Abbott on February 15, 2010 with a **net capital gain of EUR 1.7 billion**
- ✓ **Sales (EUR 1,912 million)**: Not including the pharmaceuticals activities, up by 18% compared to the first quarter of 2009, thanks to a more sustained global activity
- ✓ **Operating result[1] (EUR 146 million)**:
  - ➢ Overall, results benefited from efforts to control costs undertaken in 2009 and before
  - ➢ **Chemicals (EUR 67 million)**: up by 9% compared to the first quarter of 2009 thanks to improvement in sales volumes across all activities
  - ➢ **Plastics (EUR 59 million)**: clearly improved compared to the first quarter of 2009 (EUR 7 million) thanks to significant increase in sales volumes in Specialties
  - ➢ **Pharmaceuticals (EUR 31 million** from January 1 to February 15, 2010) shown as "discontinued operations"
- ✓ **Net income of Group (EUR 1,732 million)** up compared to the first quarter of 2009 thanks to the capital gain realized on the sale of the pharmaceuticals activities (EUR 1.7 billion net of taxes)
- ✓ **Ongoing study (« Horizon » project) to optimise effectiveness of the Group's organisation**

Group **sales** for the first quarter of 2010 amounted to EUR 1,912 million. Not including the pharmaceuticals activities, they were up by 18% compared to the first quarter of 2009. In Chemicals (EUR 682 million), the gradual improvement of sales volumes continued in a context of significantly lower prices than those of the first quarter of 2009, in particular in soda ash and caustic soda. Sales from the Plastics Sector (EUR 917 million) clearly improved (+46% compared to the first quarter of 2009), especially thanks to a significant increase in sales volumes in the "Specialties" cluster, which combines Specialty Polymers and Inergy Automotive Systems. Although all regions of the world were involved, this improvement was particularly notable in Asia. Sales prices of Specialty Polymers remained globally stable.

Recurring Group operating result (**REBIT[1-2]**) for the first quarter of 2010 amounted to EUR 146 million. In Chemicals, the operating result (EUR 67 million) improved by 9% compared to the first quarter of 2009. It benefited from higher utilization rates in the context of a more sustained global activity and from energy costs similar to those of the first quarter of 2009 despite the significant increase in the quantities sold (+17%). The operating result in the Plastics Sector (EUR 59 million) clearly improved compared to the first quarter of 2009 (EUR 7 million) and the fourth quarter of 2009 (EUR 30 million). This improvement was primarily due to the continued increase in sales volumes of Specialty Polymers (+37% compared to the first quarter of 2009 and +12% compared to the fourth quarter of 2009).

The Group's **operating margin** (REBIT on sales), excluding the pharmaceutical activities, was 7.2% in the first quarter of 2010 compared to 4.7% in the first quarter of 2009.

The **net income of the Group** (EUR 1,732 million) was up compared to the first quarter of 2009 due to the capital gain realized on the sale of the pharmaceuticals activities (EUR 1.7 billion net of taxes).

REBITDA[1-3] of the Group amounted to EUR 249 million. Excluding the pharmaceuticals activities, it improved by 40% compared to the first quarter of 2009.

Following receipt of the payment for the sale of the pharmaceuticals activities on February 15, 2010 and in anticipation of reinvestment of these funds in industrial activities, the Solvay Group is in a **net cash surplus** situation (EUR 2,637 million, or 37% of equity). The significant efforts made by the Group last year in terms of cost reduction and cash generation have not, however, been stopped. Thus, the Solvay Group works on a study (the **« Horizon » project**) targeting to optimize the effectiveness of its organization and to prepare it for its future growth. A cost saving potential, internal and external, estimated to reach up to EUR 120 million by the end of 2012, has been identified. Based on established practices, the one-off costs linked to these can be estimated to reach at least one time the yearly savings.

Chemicals Sector sales (EUR 682 million) from the first quarter of 2010 were down by 6% due to the clearly lower sales prices (-23%) than those of the first quarter of 2009. This decrease mainly involved soda ash and caustic soda. Its impact on sales was partially compensated by the significant increase in sales volumes (+17% compared to the first quarter of 2009). These volumes continued to gradually improve across all activities. Operating result for the Sector (EUR 67 million) was up by 9% compared to the first quarter of 2009 (EUR 61 million). It benefited from the better utilization rates in the context of a more sustained global activity and energy

1 The cost of discounting provisions (16 million EUR on March 31, 2009 and 12 million EUR on March 31, 2010) was transferred to financing rather than operating charges in line with IAS19 considering the financial nature of this item.
2 REBIT: measure of operating performance (this is not an IFRS concept as such)
3 REBITDA: REBIT, before recurring depreciation and amortization


SOLVAY

expenses that were under control. The strong integration of the Chemicals Sector in raw materials enables it to avoid a material impact from input cost increases.

Plastics Sector sales (EUR 917 million) are sharply up (+46% compared to the first quarter and +14% compared to the fourth quarter of last year) thanks to the sharp increase in sales volumes in the "Specialties" cluster, especially Specialty Polymers, while prices remained globally stable. Although all regions of the world were involved, this improvement was particularly notable in Asia. In Vinyls and at Pipelife, market conditions remained difficult in Europe at the start of the year, due to the impact of the crisis on the construction sector and the very harsh weather conditions. Some improvement in demand was, however, observed as of March-April 2010. The operating result for the Sector (EUR 59 million) clearly improved compared to both the first quarter of 2009 (EUR 7 million) and the last quarter of 2009 (EUR 30 million). This improvement derived primarily from the "Specialties" cluster. The operating result for Vinyls, although greater than that of the first quarter of 2009, continued to be penalized by the low level of margins in Europe and Mercosur and by the absence of a resumption of demand in construction in Europe. Significant efforts realized by the Sector in terms of cash generation and cost reduction at all levels showed positive effects and were continued in 2010.

The year 2010 started in the context of demand recovery. Should this improvement be confirmed in the next months, it should allow the Chemicals Sector to realize a recurring operating result in line with that of last year, notwithstanding the price decreases; in Plastics, the volume growth should support REBIT expansion. The priority will this year go to the optimal reinvestment after the disposal of the pharmaceuticals activities.

SOLVAY Group – Summary Financial Information

Million EUR (except for per-share figures in EUR)	1st quarter 2009 Total[4]	1st quarter 2010 Total[4]	1st quarter 2010 / 1st quarter 2009
Sales	**1,984**	**1,912**	**-4%**
REBIT	**158**	**146**	**-8%**
REBIT - continuing operations	64	115	+80%
REBIT - discontinued operations	94	31	ns
REBIT/Sales	*8.0%*	*7.6%*	ns
Non-recurring items	-3	-48	ns
EBIT[5]	**155**	**98**	**-37%**
Charges on net indebtedness[6]	-43	-46	8%
Capital gain Pharma	0	1,696	ns
Earnings before taxes	**112**	**1,748**	**ns**
Income taxes	-14	-16	14%
Net income of the Group	**98**	**1,732**	**ns**
Net income (Solvay share)	91	1,725	ns
Total depreciation	130	131	1%
REBITDA	278	249	-10%
Cash flow	228	1,863	ns
Results per share[7]	1.11	21.05	ns
Net debt to equity ratio	37%	-37%	

Notes on Solvay Group summary financial information

Non-recurring items amounted to EUR -48 million in the first quarter of 2010. They included among others a charge of EUR 20 million related to the shutdown of the hydrogen peroxide unit in Bitterfeld.

Charges on net indebtedness amounted to EUR -46 million at the end of March 2010 compared to EUR –43 million at the end of March 2009. Charges on borrowing amounted to EUR 36 million. Gross financial debt is covered at 82% at the average fixed rate of 5.2% with a duration of 6.1 years; the first significant maturity for debt reimbursement will not occur until 2014. Interests on cash deposits and investments amounted to EUR 4 million. It should be recalled that the proceeds from the sale of the pharmaceuticals activities are invested in short duration government bonds and highest rated treasury instruments since February 15 2010. Annual average cash yield in the first quarter of 2010 was 0.44%.

The **capital gain** realized on the **sale of the pharmaceutical activities** amounted to EUR 1,696 million.

4 Total = ongoing activities and "discontinued operations" as presented in the "Consolidated Income Statement" table
5 EBIT: results before financial charges and taxes
6 The cost of discounting provisions (16 million EUR on March 31, 2009 and 12 million EUR on March 31, 2010) was transferred to financing rather than operating charges in line with IAS19 considering the financial nature of this item.
7 Calculated on the basis of the weighted average of the number of shares in the period, after deduction of own shares purchased to cover the stock option program, or a total of 82,135,264 shares at the end of March 2009 and 81,918,872 shares at the end of March 2010

Income taxes amounted to EUR -16 million compared to EUR -14 million in the first quarter of 2009; compared to results before taxes, they are low due to the low tax level of the capital gain realized on the sale of the pharmaceuticals activities. Excluding this capital gain, the effective tax rate at the end of March 2010 amounted to 31%.

The **net income of the Group** (EUR 1,732 million) greatly improved compared to the first quarter of 2009 thanks to the capital gain realized on the sale of the pharmaceuticals activities (EUR 1.7 billion, net of taxes). **Non-controlling interests** amounted to EUR 7 million. The **net result per share** amounted to 21.05 EUR (compared to 1.11 EUR at the end of March 2009).

The Board of Directors agreed on February 17, 2010 to propose to today's General Shareholders Meeting the payment of a gross **dividend** of 2.9333 EUR (2.20 EUR net) per share, stable compared to 2009. Based on the closing price of May 10, 2010 (72.16 EUR), this represents a dividend yield of 4.1% gross and 3.0% net. In addition, it should be recalled that the Group's dividend policy consists of increasing the dividend whenever possible, and, as far as possible, never reducing it. For 28 years, the dividend has gradually increased and has never been reduced.

RESULTS BY SEGMENT[8]

Million EUR	1st quarter 2009	1st quarter 2010	1st quarter 2010 / 1st quarter 2009
GROUP SALES[9]	**1,984**	**1,912**	**-4%**
Chemicals	723	682	-6%
Plastics	629	917	46%
Sales – continuing operations	**1,353**	**1,599**	**18%**
Pharmaceuticals – Discontinued Operations	632	312	ns
REBIT GROUP	**158**	**146**	**-8%**
Chemicals	61	67	9%
Plastics	7	59	ns
New Business Development	-6	-6	4%
Corporate and Business Support	2	-5	ns
REBIT – continuing operations	**64**	**115**	**80%**
Pharmaceuticals – Discontinued Operations	94	31	ns
REBITDA GROUP	**278**	**249**	**-10%**
Chemicals	102	111	9%
Plastics	56	116	ns
New Business Development	-5	-6	4%
Corporate and Business Support	4	-3	ns
REBITDA – continuing operations	**156**	**218**	**40%**
Pharmaceuticals – Discontinued Operations	122	31	ns

It should be noted that the "New Business Development" (NBD) segment in 2009 showed a REBIT of EUR -25 million, constituted for the most part of research costs. Included in 2009 in the "Corporate and Business Support" segment, it has been part of specific reporting since January 1, 2010.
The NBD R&D budget in 2010 amounts to about EUR 30 million.

8 Results by segment include results from the five segments of the Group (until February 15th 2010 for Pharma).
9 These are sales after elimination of inter-company sales.

IFRS FINANCIAL STATEMENTS

:ONSOLIDATED INCOME STATEMENT FOR THE FIRST QUARTER

Million EUR *except for per-share figures in EUR)*	1st quarter 2009 Continuing Operations	1st quarter 2009 Discontinued operations	1st quarter 2009 Total	1st quarter 2010 Continuing Operations	1st quarter 2010 Discontinued operations	1st quarter 2010 Total
Sales	**1,353**	**632**	**1,984**	**1,599**	**312**	**1,912**
Cost of goods sold	-1,114	-181	-1,295	-1,320	-90	-1,411
Gross margin	**238**	**451**	**690**	**279**	**222**	**501**
Commercial and administrative costs	-129	-240	-369	-133	-134	-268
Research and development costs	-36	-111	-148	-34	-45	-79
Other operating gains and losses	-17	-3	-20	-2	-9	-11
Other financial gains and losses	8	-2	5	6	-2	4
REBIT	**64**	**94**	**158**	**115**	**31**	**146**
Non-recurring items	2	-5	-3	-48	0	-48
EBIT	**66**	**89**	**155**	**67**	**31**	**98**
Cost of borrowings	0	-34	-34	-32	-4	-36
Interest on lendings and short term deposits	0	3	3	1	1	2
Other gains and losses on net indebtedness	-4	9	5	0	0	0
Cost of discounting provisions[10]	-13	-3	-16	-12	0	-12
Income from investments	0	0	0	0	0	0
Capital gain Pharma	0	0	0	0	1,696	1,696
Earnings before taxes	**48**	**64**	**112**	**24**	**1,724**	**1,748**
Income taxes	-12	-3	-14	-12	-4	-16
Net income of Group	**37**	**62**	**98**	**12**	**1,720**	**1,732**
Non-controlling interests	-7	0	-7	-7	0	-7
Net income (Solvay share)	**30**	**61**	**91**	**5**	**1,720**	**1,725**
Earnings per share (in EUR)	0.37	0.75	1.11	0.06	21.00	21.05
Diluted earnings per share (*) (in EUR)	0.37	0.75	1.11	0.06	20.96	21.01

(*) Calculated on the number of shares diluted by awarded stock options

TOTAL COMPREHENSIVE INCOME FOR THE FIRST QUARTER

Million EUR	1st quarter 2009 Continuing Operations	1st quarter 2009 Discontinued operations	1st quarter 2009 Total	1st quarter 2010 Continuing Operations	1st quarter 2010 Discontinued operations	1st quarter 2010 Total
Net income of Group	**37**	**62**	**98**	**12**	**1,720**	**1,732**
Gains and losses on remeasuring available-for-sale financial assets	-1	0	-1	0	4	5
Effective portion of gains and losses on hedging instruments in a cash flow hedge	12	-12	0	-3	1	-2
Currency translation differences	65	2	67	169	33	203
Income tax relating to components of other comprehensive income	-1	6	5	1	0	1
Other comprehensive income, net of related tax effects	**76**	**-4**	**72**	**167**	**39**	**206**
Total comprehensive income of the Group	**112**	**58**	**170**	**179**	**1,759**	**1,938**

[10] The cost of discounting provisions (16 million EUR on March 31, 2009 and 12 million EUR on March 31, 2010) was transferred to financing rather than operating charges in line with IAS19 considering the financial nature of this item.

CONSOLIDATED BALANCE SHEET

Million EUR	December 31, 2009	March 31, 2010
Non-current assets	**5,075**	**5,435**
Intangible assets	162	172
Goodwill	76	80
Tangible assets	3,921	3,973
Available-for-sale investments	68	71
Investments and shares - Equity accounting	0	20
Other investments	209	200
Deferred tax assets	487	527
Loans and other non-current assets	152	392
Current assets	**7,471**	**8,920**
Inventories	805	848
Trade receivables	1,373	1,843
Income tax receivables	19	11
Other receivables	327	665
Other current financial assets	0	3,423
Cash and cash equivalents	1,486	2,078
Assets held for sale – Pharma	3,408	0
Assets held for sale – Other	53	53
TOTAL ASSETS	**12,546**	**14,355**
Total equity	**5,160**	**7,055**
Share capital	1,271	1,271
Reserves	3,483	5,354
Non-controlling interests	406	430
Non-current liabilities	**4,536**	**4,739**
Long-term provisions: employee benefits	895	888
Other long-term provisions	766	949
Deferred tax liabilities	196	209
Long-term financial debt	2,635	2,649
Other non-current liabilities	44	45
Current liabilities	**2,851**	**2,561**
Short-term provisions: employee benefits	7	5
Other short-term provisions	61	59
Short-term financial debt	185	215
Trade liabilities	828	1,468
Income tax payable	66	71
Other current liabilities	682	732
Liabilities associated with assets held for sale – Pharma	1,012	0
Liabilities associated with assets held for sale – Other	11	12
TOTAL LIABILITIES	**12,546**	**14,355**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to equity holders of the parent									
Million EUR	Share capital	Issue premiums	Retained earnings	Treas-ury shares	Currency translation differences	Fair value differences – Available for sale investments	Fair value differences – cash flow hedges	Total	Non-controlling interests	Total equity
Balance - 31/12/2009	**1,271**	**18**	**4,272**	**-218**	**-612**	**21**	**3**	**4,754**	**406**	**5,160**
Net profit for the period			1,725					**1,725**	7	**1,732**
Income and expenses directly allocated to equity					178	5	-1	**181**	25	**206**
Total comprehensive income	**0**	**0**	**1,725**	**0**	**178**	**5**	**-1**	**1,906**	**32**	**1,938**
Cost of stock options			2					**2**		**2**
Dividends			0					**0**	0	**0**
Acquisitions/sale of treasury shares				-36				**-36**		**-36**
Other			-1					**-1**	-8	**-9**
Balance - 31/03/2010	**1,271**	**18**	**5,998**	**-254**	**-434**	**25**	**1**	**6,625**	**430**	**7,055**

CONSOLIDATED CASH FLOW STATEMENT

Million EUR	1st quarter 2009	1st quarter 2010
EBIT	155	**98**
Depreciation, amortization and impairments	130	**131**
Changes in working capital	-292	**-191**
Changes in provisions	-23	**-55**
Income taxes paid	24	**-14**
Others	-34	**-15**
Cash flow from operating activities	**-40**	**-46**
Acquisition of investments and shares	-12	**-16**
Sale of investments and shares	14	**4,455**
Acquisition of assets	-119	**-59**
Sale of assets	6	**2**
Income from investments	0	**0**
Changes in loans and other non current assets	7	**-229**
Effects of changes in method of consolidation	4	**1**
Cash flow from investing activities	**-100**	**4,153**
Capital increase/redemption	0	0
Acquisition/sale of treasury shares	0	-36
Changes in borrowings	59	53
Changes in other current financial assets	0	-3,423
Cost of borrowings	-34	-32
Interest on lendings and short term deposits	3	1
Other	5	0
Dividends paid	-99	-98
Cash flow from financing activities	**-66**	**-3,535**
Net change in cash and cash equivalents	**-207**	**571**
Currency translation differences	11	20
Opening cash balance	883	1.486
Ending cash balance	**687**	**2,078**

Free cash Flow[11] – continuing Operations	**-121**	**-380**
Free cash Flow – discontinued operations	**-19**	**4,487**

CASH FLOWS FROM DISCONTINUED OPERATIONS

Million EUR	3 months 2009	3 months 2010
Cash flow from operating activities	-8	34
Cash flow from investing activities	-11	4,453
Cash flow from financing activities	0	0
Net change in cash and cash equivalents	**-19**	**4,486**

RESULTS BY SEGMENT

Million EUR	1st quarter 2009	1st quarter 2010	1st quarter 2010 / 1st quarter 2009
Group Sales[12]	**2,153**	**2,120**	**-2%**
Chemicals	760	730	-4%
Plastics	760	1,078	42%
Sales – continuing operations	**1,521**	**1,808**	**19%**
Pharmaceuticals – Discontinued Operations	632	312	ns
EBIT GROUP	**155**	**98**	**-37%**
Chemicals	46	35	-24%
Plastics	6	57	ns
New Business Development	-6	-6	4%
Corporate and Business Support	20[13]	-19	ns
EBIT – continuing operations	**66**	**67**	**1%**
Pharmaceuticals – Discontinued Operations	89[13]	31	ns

11 Free cash flow = cash flow from operating activities + cash flow from investing activities
12 These are sales before elimination of inter-company sales.
13 At the end of 2009, in the perspective of the closing of the transaction with Abbott, the Solvay Group decided to assign to the 'Discontinued Operations' segment several Pharma provisions for risks which for reasons of confidentiality had been attached as of this date to the Corporate and Business Support segment.

ANNEX TO PRESS RELEASE
COMMENTS ON SOLVAY GROUP RESULTS FOR THE FIRST QUARTER OF 2010

GROUP

Strategic refocus of Solvay Group activities

The sale of the pharmaceuticals activities to Abbott for a total enterprise value of about EUR 5.2 billion closed on February 15, 2010.

Solvay intends to reinvest the proceeds from the transaction in organic and sizeable external growth, focused on long-term value creation. The strategic focus will be on investments in high value-added activities and strategic projects in chemicals and plastics, by continuing the geographic expansion into regions with growth potential, and by pursuing the development of activities and new products with low energy footprint and which we expect will reduce the cyclicality in Solvay's portfolio of activities. Evaluations about such reinvestments are ongoing.

In the meanwhile, the proceeds of the sale of the Pharmaceuticals activities are temporarily invested in short duration government bonds (Germany, France, The Netherlands, Belgium) for some 80% and in highest rated treasury instruments for about 20%; and a program of investments in own treasury shares was set up for a maximum 5.1 million shares (6% of the issued capital).

The Solvay Group's philosophy remains unaltered: realize sustained growth with leading positions and maintain a conservative financial structure.

In the framework of this strategic refocus, Solvay Group works on a study (the « Horizon » project) targeting to optimize the effectiveness of its organization and to prepare it for its future growth. Cost savings potential, internal and external, estimated to reach up to EUR 120 million by the end of 2012, has been identified. Based on established practices, the one-off costs linked to this can be estimated to reach at least one time the yearly savings. All decisions that will be taken will respect our rules of governance and the applicable procedures and legislations relating to information of and / or consultation with the representatives of the personnel, and implemented in line with our Values.

CHEMICALS SECTOR

Recent strategic developments

Solvay is convinced that products from the Chemicals field will contribute to sustainable development. Different initiatives were recently launched or finalized in this area by the Chemicals Sector.

- Advanced Biochemical Thailand, wholly-owned subsidiary of Vinythai, builts in Thailand an epichlorhydrin production unit (100,000 tons/year) based on natural glycerin (the EPICEROL® process). This unit will begin operation at the start of 2012. As well as using renewable raw material, this process generates fewer byproducts and consumes less water.
- In the United States, at Green River, production of sodium bicarbonate (125,000 tons/year) from solid waste coming from production of soda ash started up in April 2010. This process enables production of SOLVAIR® Select 300, specifically designed for treatment of flue gases.
- Solvay recently launched F1EC, an electrolyte additive capable of prolonging the life cycle and increasing the safety and capacity of lithium-ion batteries. A new production unit for this product, located in South Korea, was inaugurated at the end of 2009.

It is of paramount importance for the Chemicals Sector to continuously improve the energy efficiency of its industrial processes, thereby minimizing CO_2 emissions, and to ensure a durable, reliable and competitive supply of energy.

- The cogeneration unit built in partnership with Tönsmeier at the Bernburg site (Germany) has been operational since the start of 2010. It is supplied by secondary fuels (recovered materials). It results in significant reduction of CO_2 emissions at the site and improves its competitiveness by decreasing its energy costs.
- Solvay participates in the industrial consortium Exeltium with other electro-intensive companies to ensure long-term electricity supplies at competitive prices in France. The first supplies of electricity by Exeltium to its client-shareholders are scheduled for May 2010.

- Solvay Energy has been operational since mid-2009. Its purpose is to ensure the management of energy purchases for the different SBUs and to set up mechanisms for financial hedging if needed.

Technological innovation and geographic expansion in high-growth regions constitute two key strategic axes of the Chemicals Sector. The following recent developments and projects exemplify this strategy.

In hydrogen peroxide:

- In the framework of a partnership with Dow Chemical Company, the construction of a high-yield mega-plant (330,000 tons/year) is under way in Thailand (with startup set for 2011). Hydrogen peroxide from this plant will be used to produce propylene oxide. Solvay is the leader in this new, important market for hydrogen peroxide.
- Solvay will build, in partnership with the Huatai group, a hydrogen peroxide plant in China. This plant, with an annual capacity of 50,000 tons/year, will begin operations at the end of 2011.

In soda ash:

- In Russia, Solvay signed in September 2009 an agreement with Sodium Group Investments Limited in order to acquire its majority share in the soda ash plant at Berezniki. The plant has a capacity of 500,000 tons/year. The enterprise value of the investment amounts to EUR 160 million. Solvay intends to finalize this acquisition in the first half of 2010, after the normal procedures and appropriate notifications have taken place. The acquisition will be paid out between 2010 and 2012.

The recent economic crisis led the Chemicals Sector to further reinforce its competitiveness. Several restructuring measures were taken during 2009, following those announced and implemented in 2008. Thus, Solvay shut down the hydrogen peroxide unit at Bitterfeld (Germany), reconfigured the Peptisyntha activity (Belgium), optimized personnel structures within Alexandria Sodium Carbonate Company (Egypt), shut down the precipitated calcium carbonate production unit at Angera and resized the Bussi site (Italy), and shut down the fluorides products production site at Catoosa (United States).

Key figures

(Million EUR)	Sales				REBIT change
	2009	1st quarter 2009	1st quarter 2010	1st quarter 10/ 1st quarter 09 (%)	1st quarter 10/ 1st quarter 09
CHEMICALS[14]	**2,713**	**723**	**682**	**-6%**	**+9%**
Minerals cluster[15]	1,263	338	310	-8%	↘
Electrochemical and Fluor Chemicals cluster	986	272	251	-8%	≈
Oxygen cluster	441	100	116	16%	↗

Comments

- ***Continuing gradual increase in sales volumes, up by 17% compared to the first quarter of 2009***
- ***Persistence of low sales prices for soda ash and caustic soda***
- ***Energy expenses similar to those of the first quarter of 2009 despite the clear increase in quantities sold***

Chemicals Sector sales (EUR 682 million) from the first quarter of 2010 were down by 6% due to the clearly lower sales prices (-23%) than those of the first quarter of 2009. This decrease mainly involved soda ash and caustic soda. Its impact on sales was partially compensated by the significant increase in sales volumes (+17% compared to the first quarter of 2009). These volumes continued to gradually improve across all activities. The operating result for the Sector (EUR 67 million) was up by 9% compared to the first quarter of 2009 (EUR 61 million). It benefited from the better utilization rates in the context of a more sustained global activity and energy expenses that were under control. The strong integration of the Chemicals Sector in raw materials enables it to avoid a material impact from input cost increases.

Minerals cluster

- Sales for the Minerals cluster in the first quarter of 2010 were down by 8% compared to the first quarter of 2009. Sales volumes in soda ash gradually improved in Europe and in the United States. Additionally, exports to Asia and emerging markets showed signs of vigorous recovery. Sales prices in the first quarter of 2010 remain significantly lower than those of 2009 due to persistent surplus capacity, especially in Europe. However a slight up-tick in spot export prices was observed. The drop in sales price had an impact on the operating result for the Minerals cluster, which was lower than in the first quarter of 2009. However it benefited from energy expenses that are under control and good results in specialties derived from soda ash, in particular bicarbonate.

---

14 Including the Organics cluster (SBU Molecular Solutions)
15 Including the Soda Ash and Derivatives SBU and Advanced Functional Minerals

Electrochemistry and fluorinated products cluster

- In **Electrochemistry**, sales were down by 15% compared to the first quarter of 2009. Sales prices of caustic soda were clearly lower than the record prices of last year. The significant improvement in sales volumes, however, limited the impact. The operating result from the SBU was only slightly lower than that of the first quarter of 2009. It benefited from energy expenses that were under control and from the continued improvement in results of the allylic activities. These profited from the better demand for epichlorohydrin (sales volumes clearly up compared to the first quarter of 2009) as well as from the effects of the drastic cost reduction plan and the improvement in production implemented last year; their operating result was clearly better than in the first quarter of 2009.
- **Fluorinated products** sales for the first quarter of 2010 were higher than last year thanks to high sales volumes, especially in the area of refrigerants and in the range of Nocolok® products. This explains the slight improvement in operating result from the first quarter of 2010 compared to last year.

Oxygen cluster

- Sales volumes of hydrogen peroxide in the first quarter of 2010 were clearly higher than those of the first quarter of 2009; it should be recalled that the hydrogen peroxide market had been hit very hard by the economic crisis during the first half of 2009. Volumes remained steady at the start of 2010, supported by a strong demand from the Chinese paper industry, and benefited from sales from the HPPO unit at Antwerp (hydrogen peroxide for the production of propylene oxide), which has been operational since March of 2009. The European paper industry remains confronted with a structurally difficult situation. In Mercosur, sales volumes remained at a high level. Despite lower sales prices, operating result from the first quarter of 2010 was clearly higher than last year. It should be noted that energy expenses (hydrogen, electricity and steam) remained under control.

PLASTICS SECTOR

Recent strategic developments

The Plastics Sector has taken advantage of the crisis to further increase its competitiveness in its different areas while maintaining the emphasis on development of new sustainable products and geographic expansion in high-growth markets.

Sustainable development, one of the major strategic axes of the Group, was recently implemented in the Sector through different projects and accomplishments. They illustrate the key role played in this area by research and innovation.

- A new range of polyvinylidene fluorides (PVDF) designed for lithium-ion batteries was recently launched. They significantly increase the energy density (from 30 to 40%) of the batteries as well as their life span.
- Inergy Automotive Systems recently developed and markets a process that reduces NOx emissions from diesel engines by selective catalytic reduction.
- A project for later development of the PVC site at Solvay Indupa in Brazil will achieve an integrated capacity of PVC of 360,000 tons/year. It will in part be supplied by ethylene produced from bioethanol.

Projects were also carried out in the energy field

- In Argentina, a power plant of 120 MW, built in partnership with Albanesi on the Solvay Indupa site, has been in operation since the middle of 2009. It provides a reliable and competitive supply of electricity. Later, its capacity will be expanded to 165 MW.

Geographic expansion into high-growth countries constitutes one of the key strategic orientations of the Plastics Sector.

- In Vinyls, the project for construction of a new production unit in Russia of RusVinyl (joint venture between SolVin and Sibur), of an initial PVC capacity of 330,000 tons/year, is continuing. Startup of this plant is now set for mid-2013.

  In Brazil, the recent modernization of the production unit significantly improved competitiveness at the Solvay Indupa site, among other things by production using membrane electrolysis and by an increase in PVC capacity to 300,000 tons/year.

  Southeast Asia, Mercosur and, in the future, Russia constitute significant areas of growth for vinyls.
- In Specialty Polymers, the Group is emphasizing expansion of its portfolio of high-performance polymers, especially in Asia. This region today represents more than 25% of this SBU's sales.
- Inergy Automotive Systems announced the construction of a second plant in China (Beijing) and a plant in India (Chennai). Its Russian plant (Stavrovo) has been operational since the end of 2009.

The Sector also undertook in 2009 some selective capacity expansions for production of some specialty polymers that are used in high-value-added applications and are less sensitive to economic cycles. Thus in March 2009, a new DIOFAN® (PVDC latex used for coating of food product and pharmaceutical packaging) production unit, with annual capacity of 20,000 tons/year, was started up on the Tavaux site (France). Other selective production capacity expansions were implemented in 2009, especially for SOLEF® at Tavaux (France) and FLUOROLINK® at

Spinetta (Italy). These capacity expansions will support growth of FLUOROLINK® in the market for coating of paper and textiles as well as of SOLEF® in new applications such as photovoltaic cells, sensors and lithium-ion batteries.

The recent economic crisis led the Plastics Sector to undertake a vast program of cost reduction and cash optimization. This translated into **different restructuring measures.** Some examples were the shutdown by Inergy Automotive Systems of its plant at Nucourt (France) and resizing of its entire organization at the end of 2009, shutdown of the PVC compounds unit (BENVIC) at the Jemeppe site in Belgium, restructurings carried out throughout the whole Specialty Polymers organization as well as measures taken by Pipelife to reduce its costs and optimize its cash.

Key figures

(Million EUR)	Sales				REBIT change
	2009	1st quarter 2009	1st quarter 2010	1st quarter 10/1st quarter 09 (%)	1st quarter 10/ 1st quarter 09
PLASTICS	**2,982**	**629**	**917**	**46%**	**ns**
Specialties[16]	1,251	278	394	42%	↗
Vinyls[17]	1,731	351	523	49%	↗

Comments

- ***Operating result in the Plastics Sector clearly improved thanks to the strong recovery in demand for specialty polymers and for Inergy Automotive Systems***
- ***In Vinyls and at Pipelife, market conditions were still difficult in Europe due to the crisis in the construction sector and a harsh winter***

Plastics Sector sales (EUR 917 million) clearly improved (+46% compared to the first quarter and +14% compared to the fourth quarter of last year) thanks to the sharp increase in sales volumes in the "Specialties" cluster, especially Specialty Polymers, while prices remained globally stable. Although all regions of the world were involved, this improvement was particularly notable in Asia. In Vinyls and at Pipelife, market conditions remained difficult in Europe at the start of the year, due to the impact of the crisis on the construction sector and the very harsh weather conditions. Some improvement in demand was, however, observed as of March-April 2010. The operating result for the Sector (EUR 59 million) clearly improved compared to both the first quarter of 2009 (EUR 7 million) and the last quarter of 2009 (EUR 30 million). This improvement came primarily from the "Specialties" cluster. The operating result for Vinyls, although greater than that of the first quarter of 2009, continued to be penalized by the low level of margins in Europe and Mercosur and by the absence of a resumption of demand in construction in Europe. Significant efforts realized by the Sector in terms of cash generation and cost reduction at all levels showed positive effects and were continued in 2010.

Specialties

- In the first quarter of 2010, sales volumes for **Specialty Polymers** clearly improved (+37% compared to the first quarter of 2009 and +12% compared to the fourth quarter of 2009). This improvement could be seen in each segment of activities (fluorinated polymers, high-performance engineering polymers and PVDC) and involved each region of the world (Europe, Asia and the Americas). It is primarily explained by improvement in the automotive and electronic sectors, deeply affected last year by the economic crisis, and by some restocking downstream in the chain. Overall, sales prices were stable compared to the first quarter of 2009. The operating result clearly improved compared to the low level of last year. Aside from an improvement in the quantities sold, it benefited from significant measures to reduce fixed costs implemented last year. Research and development efforts, at the heart of the SBU's strategy, were maintained at the same level as in the past (on average 6% of sales).

- Sales volumes at **Inergy Automotive Systems** amounted to 2.9 million fuel systems, or an improvement of 54% compared to the low level of the first quarter of 2009. They have increased in all regions of the world, in particular in Asia (+125%). In the first quarter of 2010, Inergy sold 43% of its fuel systems outside the area of the USA - Western Europe - Japan, compared to 10% in 2001. The sharp recovery of volumes along with a drop in fixed costs explain the strong improvement in operating result.

Vinyls

- In Europe, in the first quarter, the domestic market demand for PVC remained low in the context of a flat construction sector and a harsh winter. Some improvement in demand has been observed since March-April 2010. On the export markets, competitiveness of European manufacturers improved over the past months in particular due to the strengthening of the US dollar. In the first quarter of 2010, SolVin generated an operating result above that of last year. It continues, however, to be penalized by the very low level of margins; in the first quarter of 2010, the increase in price of PVC did not compensate the cost increase of ethylene. Other costs dropped compared to the first quarter of 2009, especially energy costs and fixed production costs, the latter due to measures taken last year. In Mercosur, the PVC market remained at a good

16 Including SBUs Specialty Polymers and Inergy Automotive Systems
17 Including SBUs Vinyls and Pipelife

level during the first quarter of 2010. At Solvay Indupa, this translated into production rates that have been steady since March 2010 in the context of a gradual increase in effective capacity of the new installations in Brazil. Although slightly improved in the first quarter, margins nevertheless remain at a low level. In Asia, sales volumes at Vinythai remained high at the start of 2010. They were, however, penalized in February by a shutdown of production for two weeks due to ethylene supply problems. Since March, the plant has been operating at full capacity; additionally, margins have improved following an increase in price of PVC.

- Sales volumes at **Pipelife** were slightly down compared to the first quarter of 2009. They were impacted by the very difficult weather conditions of the first two months of the year. This explains the low level of operating result, despite the drop in fixed costs following the significant measures taken last year and continued this year. Some recovery in sales has taken place since March.

NEW BUSINESS DEVELOPMENT (NBD)

In order to better demonstrate the research activities undertaken, outside the Strategic Business Units, in promising and important areas for development of the Group, it was decided to introduce in the financial reporting, starting in 2010, a specific segment for activities of New Business Development (NBD).

Recent strategic developments

The NBD segment of activities aims to create innovative materials and systems using leading edge technologies, beyond those being implemented today in the Strategic Business Units, in promising and important areas for development of the Group.

The NBD activity is organized into **strategic platforms** that combine programs linked to a common theme.

- The **Printable Organic Electronics platform** aims at development of "inks" that should enable mass, low cost and energy-efficient production of different goods such as panel displays and lighting utilizing organic electroluminescent diode (OLED), as well as organic semi-conductors.
- The **Renewable Energies Platform** concentrates its work on fuel cells and organic photovoltaic cells.
- The **Nanotechnology** platform manages different projects in this area that are directly linked to Group activities.
- The purpose of the **Renewable Chemistry** platform is to explore the potential for development of Solvay in this area; it is proceeding with a systematic cartography of renewable materials likely to be used by the chemical industry. It supports several projects for operating units in the Group.

These **research and development activities** are implemented both internally and externally ("open innovation"). Thus:

- A research team of about 20 scientists, based in Neder-over-Heembeek (Belgium), worked in 2009 on a new OLED structure with a very long life span.
- Numerous research partnerships were concluded, such as, for example, the Solvay Global Discovery Program (an international research consortium that involves prestigious universities including Georgia Tech, Princeton University, the University of Washington, Imperial College London and the Chinese Academy of Sciences) in the area of organic semi-conductors.
- NBD and the Specialty Polymers SBU continued to work on Proton Exchange Membrane (PEM) Fuel Cells whose efficiency can be increased by using Aquivion™ PFSA (perfluoro sulfonic acid polymer).
- Solvay is participating with a partner in a project aiming to produce bio-sourced polymers with the use of industrial biotechnologies in the framework of the BioHub® research program.

In 2010, the NBD budget amounts to about EUR 30 million.

Solvay is also proceeding with **investments** in venture capital funds (Conduit Ventures Limited, Pangaea Ventures Fund II and Capricorn Cleantech Fund) and in start-ups (Plextronics, Inc., ACAL Energy Ltd and Amminex A/S) active in areas similar to those in the NBD strategic platforms. To date, Solvay has committed to invest more than EUR 40 million in these different funds and startups, including USD 22 million in Plextronics, Inc., specializing in development and marketing of polymer-based technologies for printable electronics, such as OLED lighting and screens and organic photovoltaic cells.

Additionally, Solvay has a holding of 50% of **SolviCore**, a joint venture developed with Umicore. This enterprise produces membrane-electrode assemblies that constitute the heart of the fuel cell.

In 2010, the investment budget amounted to about EUR 25 million. The NBD team continues to evaluate new investment opportunities with respect to the four platforms currently selected.

The following **recent accomplishments** in this segment of activities should be noted:

- In February 2010, Solvay announced a project for construction of one of the largest fuel cells in the world at the SolVin site at Antwerp (Belgium). With this installation, with power that can go up to 1.7 MW, Solvay intends to demonstrate the strength of its innovative specialty polymers, when they are subjected to extreme conditions at the heart of a fuel cell with proton-exchanging membranes.

- In March 2010, Solvay decided to participate in an increase in the capital of ACAL Energy Ltd, designed to finance development and commercialization of stationary fuel cells using the FlowCath® technology invented by this company.
- In August 2009, Solvay announced the increase in its holdings in Plextronics, Inc.
- In 2009, the research team at Neder-over-Heembeek (Belgium) was reinforced.
- In 2009, Solvay continued to invest in SolviCore.

REMARKS

1. Consolidated financial statements.
   The consolidated financial statements were prepared in conformity with IFRS standards as currently adopted in the European Union. These standards did not have any impact on the consolidated financial statements, either for the current period or the comparison period. The primary variations in perimeter between the first quarters of 2009 and 2010 involve:
   - Following the decision to sell, transfer of the Pharmaceuticals activity into discontinued operations in the financial statement
   - Consolidation at 100% of Vinythai as of December 31, 2009 with minority interests of 50%, following crossing of the 50% threshold that ensures control of the enterprise (results from Vinythai remained consolidated at 50% for the entire period of 2009).
   - As of January 1, 2010, consolidation at 100% of Solvay Specialty Polymers (Changshu) Co. Ltd and equity accounting for Solalban Energia (Argentine).

2. Content.
   This press release contains regulated information and is established in compliance with the IAS 34 standard. A risk analysis is shown in the annual report, which is available on the Internet (www.solvay-investors.com).

3. Primary exchange rates.

1 Euro =		Closing			Average		
		2009	3 months 2009	3 months 2010	2009	3 months 2009	3 months 2010
Pound Sterling	GBP	0.8881	0.9308	0.8898	0.8910	0.9088	0.8876
American Dollar	USD	1.4406	1.3308	1.3479	1.3948	1.3031	1.3829
Argentine Peso	ARS	5.4839	4.9569	5.2279	5.1983	4.6236	5.3150
Brazilian Real	BRL	2.5113	3.0767	2.4043	2.7671	3.0170	2.4917
Thai Baht	THB	47.986	47.22	43.60	47.8063	46.05	45.47
Japanese Yen	JPY	133.16	131.17	125.93	130.3325	122.04	125.48

4. Solvay Shares.

	2009	1st quarter 2009	1st quarter 2010
Number of shares issued at the end of the period	84,701,133	84,701,133	84,701,133
Average number of shares for IFRS calculation of earnings per share	82,143,247	82,135,264	81,918,872
Average number of shares for IFRS calculation of diluted income per share	82,186,334	82,135,264	82,072,909

5. Declaration by responsible persons.
   Mr. C. Jourquin, Chairman of the Executive Committee, and Mr. B. de Laguiche, Chief Financial Officer, declare that to the best of their knowledge:
   a) the summary financial information, prepared in conformity with applicable accounting standards, reflects a faithful image of the net worth, financial situation and results of the Solvay Group;
   b) the intermediate report contains a faithful presentation of significant events occurring during the first three months of 2010, and their impact on the summary financial situation;
   c) there are no transactions with affiliated parties.

Key dates for financial communications
- May 18, 2010: Payment of balance of dividend from 2009 (coupon no. 86)
- July 29, 2010: First half results for 2010 (7:30 AM)
- October 28, 2010: Results from the first 9 months of 2010 and announcement of prepayment of dividend for 2010 (payable in January 2011, coupon no. 87) (7:30 AM)
- February 17, 2011: Annual results for 2010 (7:30 AM)

To obtain additional information:

Erik De Leye
Corporate Press Officer (SOLVAY S.A.)
Tel: 32 2 509 72 30
E-mail : erik.deleye@solvay.com
Internet: www.solvaypress.com

Patrick VERELST
Head of Investor Relations (SOLVAY S.A.)
Tel: 32 2 509 72 43
E-mail : patrick.verelst@solvay.com
Internet: www.solvay-investors.com

Solvay Investor Relations, SOLVAY S.A., Tel. 32-2-509.60.16, E-mail : investor.relations@solvay.com

SOLVAY is an international industrial group active in Chemistry. It offers a broad range of products and solutions that contribute to improving quality of life. The Group is headquartered in Brussels and employs about 19,000 employees in 50 countries. In 2009, its consolidated sales amounted to EUR 8.5 billion. Solvay is listed on the NYSE Euronext stock exchange in Brussels (NYSE Euronext: SOLB.BE - Bloomberg: SOLB.BB - Reuters: SOLBt.BR). Details are available at www.solvay.com

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